

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via E-Mail
Robert L. Trinka
Chairman, President and Chief Executive Officer
Physicians Healthcare Management Group, Incorporated
700 South Poinciana Boulevard, Suite 506
Miami, Florida 33166

>   **Re: Physicians Healthcare Management Group, Incorporated**
>   **Amendment No. 2 to Registration Statement on Form 10-12G**
>   **Filed December 30, 2011**
>   **File No. 000-54481**

Dear Mr. Trinka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 1

1. We note your disclosure on page 1 that you the purpose of the filing is "to facilitate the sale of the Company as a 'clean,' reporting shell or, alternatively finding a merger a merger or acquisition candidate…" Please revise to clarify what you mean by a "clean" reporting shell company and explain why you believe becoming a reporting company will facilitate your plans to sell the company or find a merger or acquisition candidate.

2. We note your response to our prior comment 4 and reissue the comment in part. Please describe the process by which management will solicit offers for the company and describe any previous experience held by management in making such solicitations.

Risk Factors, page 3

3. We note your response to our prior comment 10. Please expand your risk factor captions further, and consider using complete sentences, to clearly and concisely describe each risk and why and/or how it could affect investors. For example, a caption such as "Illiquidity" fails to specify the risk posed to the company or investors. You may find it helpful to use an "if…then" approach to writing the captions, where "if" denotes the risk and the "then" discloses the specific adverse consequences of that risk.

4. We note your response to our prior comment 15 requesting that you remove your disclaimer that your list of risk factors is not a complete discussion of the risks involved in your offering. Similarly, please also remove your disclaimer on page 3 in the preface to your risk factors that "…an investor should be aware of certain risk factors including, but not limited to, the following." Your risk factor section should include a complete discussion of all significant factors that make your offering speculative or risky. Any wording that suggests that there may be other material risk factors not discussed in this section should be eliminated.

Liquidity and Capital Resources, page 9

5. We note your response to our prior comment 16 and reissue the comment in part. Given that the promissory note constitutes one of your two sole assets, please file the note as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Legal Proceedings, page 18

6. We note your response to our prior comment 18 and reissue the comment in part. Please expand your disclosure here further to include an estimate of your potential liability if the court were to cancel the exchange agreement and allow MicroPipe to collect on the convertible debenture.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at (202) 551-3674, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel S. Greenspan

Jeffrey Riedler
Assistant Director